UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2018

Commission File Number: 001-38425

GreenTree Hospitality Group Ltd.

(Registrant’s name)

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN TREE HOSPITALITY G ROUP LTD .

By:	/s/ Alex S. Xu
Name:	Alex S. Xu
Title:	Chairman and Chief Executive Officer

Date: August 23, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	GreenTree Hospitality Group Ltd. Reports Second Quarter 2018 Financial Results